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Exhibit 11.2

Investor Contacts:	Tom Tomlinson / Tony Ishaug Telephone: (952) 944-5600

DEPARTMENT 56 REPORTS SIGNIFICANT PROGRESS ON RECEIVABLES
Resolution Expected to be Completed by the End of July 2000

    June 28, 2000—Eden Prairie, MN.—Department 56 (NYSE: DFS) today announced that it has continued to make significant progress in its collection efforts related to 1999 sales. Accounts receivable relative to these sales has been reduced to $9.4 million as of June 24, 2000, down from approximately $30.8 million at the end of the first quarter of 2000. As announced earlier this year, the Company has experienced difficulty in its efforts to clean up remaining accounts receivable balances relative to 1999 sales primarily resulting from invoicing problems encountered during the Company's implementation of a new enterprise-wide computer system during 1999.

    During the first quarter of 2000, the Company had increased its bad debt and claims reserves by $12.0 million specifically for 1999 overdue receivables. As of June 24, 2000, the Company had $6.0 million of these additional reserves remaining. In announcing the news, Susan Engel, Chairwoman and Chief Executive Officer, said, "We continue to make significant progress in resolving prior year receivables, allowing us to release customers from credit hold and begin shipping their orders. We are confident that we will have this issue fully behind us by the end of July." The Company intends to announce its second quarter results during the week of July 24, 2000.

About Department 56

    Department 56, Inc. is a leading collectibles and giftware company known for its lighted Villages, Snowbabies™ figurines and extensive lines of holiday and home decorative products. Its products are sold primarily through gift, specialty and department store retailers in the United States, Canada and Europe.

Notes concerning forward looking statements:

    Any conclusions or expectations expressed in, or drawn from, the statements in this press release concerning matters that are not historical corporate financial results are "forward-looking statements" that involve risks and uncertainties. Please read the bases, assumptions and factors set out in the Company's Form 10-K for 1999 dated March 29, 2000 and filed under the Securities Exchange Act of 1934, all of which is incorporated herein by reference. Actual results may vary materially from forward-looking statements and the assumptions on which they are based. The Company undertakes no obligation to update or publish in the future any forward-looking statements.

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  Exhibit 11.2